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                                                                    Exhibit 99.1



                              THE JUDGE GROUP, INC.
      ANNOUNCES PRELIMINARY FINANCIAL RESULTS FOR THE FIRST QUARTER, 2003;

                      REACHES SETTLEMENT TO END LITIGATION;

 MANAGEMENT BUY-OUT TEAM ANNOUNCES ITS INTENTION TO MAKE A TENDER OFFER AT $0.95

Philadelphia, PA--April 10, 2003--Web-enabled staffing solutions company The Judge Group, Inc. (NASDAQSC: JUDG), today stated that its revenues for the quarterly period ended March 31, 2003 will be approximately $20.6 million and that it expects to post earnings from operations for the period of approximately $90,000.

The Company also announced that it has reached a pre-tax gross settlement of $2.0 million with a competitor and three individual defendants whom it sued in 1997 in a case involving covenants not to compete. In July, 2000, the Court of Common Pleas of Montgomery County, Pennsylvania entered judgment for approximately $2.3 million in the Company's favor against the competitor and the three individuals. One of the three individual defendants died tragically on September 11, 2001 in the World Trade Center. Pursuant to the settlement, Judge released the entire claim made against that individual and settled fully and finally its claims against the other defendants. The net proceeds of the settlement after taxes and related legal and other expenses will be used to reduce the Company's debt.

In a separate matter, a management-led group led by founders and principal shareholders Martin E. Judge, Jr. and Michael A. Dunn (owning approximately 60% of the Company's outstanding shares) announced its intention to make a tender offer for all shares not owned by the group. On March 24, 2003, the Company had announced that the management-led group had made a non-binding proposal for a going-private transaction in which it would acquire all other outstanding shares of stock at a price of $.82 per share. On April 2, 2003 the management-led group reaffirmed that they had no interest or intention to sell their ownership interest in the Company. Since the March 24, 2003 announcement, the management-led group has had discussions with the Special Committee regarding the structure of the proposed going private transaction. The Company announced today that the management-led group had expressed its intention to make a tender offer at an increased price of $.95 in part because of the settlement described above. This increased price represents a 21.79% premium over the closing price on April 10, 2003, a 35.71% premium over the closing price on March 21, 2003 (the last full trading day prior to the announcement of management's intent to propose a transaction to take the Company private), a 38.23% premium over the average closing price since January 1, 2003, a 37.06% premium over the average closing price since November 1, 2002 and a 23.58% premium over the average closing price for the twelve-month period ended March 21, 2003.

The Special Committee has engaged an independent investment banker to assist it in evaluating the terms of the offer and providing its opinion as to the fairness of the tender offer price of $.95 per share from a financial point-of-view to the minority shareholders.


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This press release is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission ("SEC") should the proposed transaction discussed above go forward. If such documents are filed with the SEC, investors will be urged to read them because they will contain important information, including risk factors. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from the Company. If a proxy statement is distributed by the Company regarding this transaction, the Company and certain of its directors and executive officers would be involved in a solicitation of proxies made in connection with the proposed transaction. Information concerning the Company's directors and executive officers will be available in the documents which would be filed with the SEC.

About The Judge Group, Inc.: The Judge Group is tying talent to technology by integrating more than 32 years of IT staffing services experience with cutting edge technology to deliver efficient client services. With locations in twelve cities nationally, the Judge Group offers total Internet and Information Technology staffing solutions through its web-based staffing, IT skills training, and food, scientific, and pharmaceutical placement divisions. It is the mission of the Company to service the needs of its clients, its contractors and applicants, with the urgency required by the customer through professionalism, ethics and state of the art technology. For more information about the Judge Group, visit our web site at www.judge.com.
                                             --------------

This news release is being made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain matters contained in this news release may constitute forward-looking statements. Any one, or all, of the following factors could cause actual financial results to differ materially from those financial results mentioned in the forward-looking statements: the ability to attract and place qualified technical consultants, the ability to implement the controls necessary to reduce costs and improve revenues, the ability to execute our on-line business plan and overall strategic business plan, the ability to comply with NASDAQ listing requirements, industry competition factors, and other factors identified in our filings with the Securities and Exchange Commission.

Investor Contact:
Robert Alessandrini, CFA, CFO
610-667-7700
investors@judge.com
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                   Additional Information and Where to Find it

                  In connection with the proposed transaction, Judge Group Acquisition Corporation expects to file a Schedule TO-T and related materials with the Securities and Exchange Commission. These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders may obtain a free copy of the Schedule TO-T and other documents filed by Judge Group Acquisition Corporation with the SEC and the SEC's website, which is located at www.sec.gov. Copies of the Schedule TO-T, as well as related documents made with the SEC, may also be obtained free of charge from Judge Group by contacting Robert Allessandrini, CFA, CFO at (610) 667-7700 or investors@judge.com.